Mail Stop 6010

March 29, 2007

Gerald A. Nathe, Chief Executive Officer
Baldwin Technology Company, Inc.
2 Trap Falls Road, Suite 402
Shelton, Connecticut 06484

Via U S Mail and FAX [(203) 402-5500]

     Re: **Baldwin Technology Company, Inc.**
             Form 10-K for the fiscal year ended June 30, 2006
             Form 10-Q for September 30 and December 31, 2006
             File No. 1-9334

Dear Mr. Nathe:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended June 30, 2006

Financial Statements

Note 11, Stock-Based Compensation, page 43

1.   We see from the table of Black-Scholes assumptions that the volatility measure significantly decreased in 2006. We also see disclosure that in 2006 you changed your method to incorporate adjustments associated with an "unusually volatile period." Please tell us how you applied the revised policy in 2006. Please also tell us why you believe your estimated volatility for 2006 is appropriate under SFAS 123(R) and SAB 107, including Question 2 of Section D.1 "Expected Volatility."

Form 10-Q as of December 31, 2006

Note 11, Acquisition, page 11

2.   Please provide us your measurements of significance to show us how you considered the acquired business financial statement requirements of Rule 3-05 of Regulation S-X.

3.   You disclose that the amounts allocated to certain assets were based on a third party valuation. Please revise future filings, beginning with your next Form 10-Q, to name the third party expert. In addition, if you incorporate this Form 10-Q into any registration statement you will be required to identify the appraisal firm in the "Experts" section and include its consent in the registration statement.

4.   We see that the purchase allocation for MTC includes approximately $3 million for restructuring of the acquired business. Please expand the footnotes in future filings to more fully describe how you are restructuring the acquired business. In that regard, please address the major actions that comprise the restructuring plan, the activities of the acquired company that will not be continued, including the method of disposition, and the anticipated date of completion and a description of employee group(s) to be terminated or relocated.   Refer to EITF 95-3.

Mr. Gerald A. Nathe
Baldwin Technology Company, Inc.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at (202) 551-3676

Sincerely,

Gary R. Todd
Reviewing Accountant